Filed Pursuant to Rule 433

Registration No. 333-180488

(To Prospectus dated March 30, 2012, Prospectus

Supplement dated March 30, 2012 and Product

Supplement EQUITY INDICES SUN-1

dated October 25, 2013)

Subject to Completion

Preliminary Term Sheet dated November 1, 2013

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.28 and $9.58 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” on page TS-6 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$10.00	$
Underwriting discount (1) (2)	$ 0.25	$
Proceeds, before expenses, to BAC	$ 9.75	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.20 per unit, respectively.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.75 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

November     , 2013

Units $10 principal amount per unit CUSIP No. Bank of America Pricing Date* November     , 2013 Settlement Date* December     , 2013 Maturity Date* November     , 2017 *Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”) Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices Maturity of approximately four years If the Basket is flat or increases up to the Step Up Value, a return of [20% to 26%] If the Basket increases above the Step Up Value, a return equal to the percentage increase in the Basket The Basket will be comprised of the S&P 500® Index and the Russell 2000® Index. Each of those indices will be given an initial weight of 50%. 1-to-1 downside exposure to decreases in the Basket beyond a 5% decline, with up to 95% of your principal at risk All payments occur at maturity and are subject to the credit risk of Bank of America Corporation No periodic interest payments Limited secondary market liquidity, with no exchange listing Enhanced Return

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

Summary

The Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November     , 2017 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide you with a Step Up Payment if the Ending Value of the Market Measure, which is the Basket of U.S. Equity Indices described below (the “Basket”), is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Basket above the Starting Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Basket. See “Terms of the Notes” below.

The Basket is comprised of the S&P 500® Index and the Russell 2000® Index (each, a “Basket Component”). On the pricing date, each of the Basket Components will be given an initial weight of 50%.

The economic terms of the notes (including the Step Up Payment) are based on the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. The implied borrowing rate for market-linked notes is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our and our affiliates’ pricing models, which take into consideration our implied borrowing costs and the market prices for the hedging arrangements related to the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-14.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately four years
Market Measure:

An equally weighted basket of U.S. equity indices comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), and the Russell 2000® Index (Bloomberg symbol: “RTY”). Each Basket Component is a price return index.

Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:

The value of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY INDICES SUN-1.

Step Up Value:	[120% to 126%] of the Starting Value. The actual Step Up Value will be determined on the pricing date.
Step Up Payment:	[$2.00 to $2.60] per unit, which represents a return of [20% to 26%] over the principal amount. The actual Step Up Payment will be determined on the pricing date.
Threshold Value:	The Threshold Value will be set to 95.00 on the pricing date.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees and Charges:	The underwriting discount of $0.25 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-14.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Market-Linked Step Up Notes	TS-2

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES SUN-1 dated October 25, 2013:

http://www.sec.gov/Archives/edgar/data/70858/000119312513411179/d617471d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Basket will increase from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Basket decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the implied borrowing rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Basket will decrease from the Starting Value to the Ending Value.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Market-Linked Step Up Notes	TS-3

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

Hypothetical Payout Profile and Examples of

Payments at Maturity

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes, based on a Step Up Payment of $2.30 (the midpoint of the Step Up Payment range of [$2.00 to $2.60]), a Step Up Value of 123% of the Starting Value (the midpoint of the Step Up Value range of [120% to 126%]) and the Threshold Value of 95% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100, the Threshold Value of 95, a Step Up Value of 123, a Step Up Payment of $2.30 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Step Up Value, Step Up Payment, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent hypothetical levels of the Basket, see “The Basket” section below. Each Basket Component is a price return index and, as such, the Ending Value will not include any income generated by dividends paid on the stocks included in either of the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$0.50		-95.00%
50.00		-50.00%	$5.50		-45.00%
80.00		-20.00%	$8.50		-15.00%
85.00		-15.00%	$9.00		-10.00%
90.00		-10.00%	$9.50		-5.00%
94.00		-6.00%	$9.90		-1.00%
95.00	(1)	-5.00%	$10.00		0.00%
96.00		-4.00%	$10.00		0.00%
97.00		-3.00%	$10.00		0.00%
100.00	(2)	0.00%	$12.30	(3)	23.00%
102.00		2.00%	$12.30		23.00%
105.00		5.00%	$12.30		23.00%
110.00		10.00%	$12.30		23.00%
120.00		20.00%	$12.30		23.00%
123.00	(4)	23.00%	$12.30		23.00%
130.00		30.00%	$13.00		30.00%
140.00		40.00%	$14.00		40.00%
150.00		50.00%	$15.00		50.00%
160.00		60.00%	$16.00		60.00%

(1)	This is the Threshold Value.

(2)	The Starting Value will be set to 100.00 on the pricing date.

(3)	This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $2.30.

(4)	This is the hypothetical Step Up Value.

Market-Linked Step Up Notes	TS-4

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

Redemption Amount Calculation Examples

Example 1

The Ending Value is 85.00, or 85.00% of the Starting Value:

Starting Value:	100.00
Threshold Value:	95.00
Ending Value:	85.00

$10 –	[	$10 ×	(95 – 85)	]	= $9.00 Redemption Amount per unit
100

Example 2

The Ending Value is 96.00, or 96.00% of the Starting Value:

Starting Value:	100.00
Threshold Value:	95.00
Ending Value:	96.00

Redemption Amount per unit = $10.00, the principal amount, since the Ending Value is less than the Starting Value, but is equal to or greater than the Threshold Value.

Example 3

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value:	100.00
Step Up Value:	123.00
Ending Value:	110.00

$10.00 + $2.30 = $12.30	Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 4

The Ending Value is 150.00, or 150.00% of the Starting Value:

Starting Value:	100.00
Step Up Value:	123.00
Ending Value:	150.00

$10 +	[	$10 ×	(150 – 100)	]	= $15.00 Redemption Amount per unit
100

Market-Linked Step Up Notes	TS-5

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our implied borrowing rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪	The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Basket, the implied borrowing rate we pay to issue market-linked notes, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-14. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Basket, our creditworthiness and changes in market conditions.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in shares of companies included in the Basket Components) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value of the notes and their return and may create conflicts of interest with you.

▪	Changes in the value of one of the Basket Components may be offset by changes in the value of the other Basket Component.

▪	The index sponsors may adjust each Basket Component in a way that affects its level, and the index sponsors have no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we or our affiliates may from time to time own shares of the companies included in the Basket Components, except to the extent that our common stock is included in the S&P 500® Index, we do not control any company included in either Basket Component, and are not responsible for any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-25 of product supplement EQUITY INDICES SUN-1.

Market-Linked Step Up Notes	TS-6

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes — Basket Market Measures” beginning on page PS-20 of product supplement EQUITY INDICES SUN-1.

If October 28, 2013 were the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Component Ratio(1)(3)	Initial Basket Value Contribution
S&P 500® Index	SPX	50.00	1,762.11	0.02837507	50.00
Russell 2000® Index	RTY	50.00	1,117.97	0.04472392	50.00
				Starting Value	100.00

(1)	The actual closing level of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of the Notes — Basket Market Measures — Determination of the Component Ratio for Each Basket Component” beginning on page PS-21 of product supplement EQUITY INDICES SUN-1.

(2)	These were the closing levels of the Basket Components on October 28, 2013.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on October 28, 2013 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component on the calculation day and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to either Basket Component on the scheduled calculation day, the closing level of that Basket Component will be determined as more fully described beginning on page PS-22 of product supplement EQUITY INDICES SUN-1 in the section “Description of the Notes — Basket Market Measures — Observation Level or Ending Value of the Basket.”

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 2008 through September 2013. The graph is based upon actual month-end historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Market-Linked Step Up Notes	TS-7

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

The Basket Components

The S&P 500® Index

All disclosures contained in this term sheet regarding the S&P 500® Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (the “Index sponsor”). The S&P 500® Index sponsor, which licenses the copyright and all other rights to the S&P 500® Index, has no obligation to continue to publish, and may discontinue publication of, the S&P 500® Index. The consequences of the Index sponsor discontinuing publication of the S&P 500® Index are discussed in the section entitled “Description of the Notes — Discontinuance of an Index” beginning on page PS-20 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the S&P 500® Index or any successor index.

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The Index sponsor chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which the Index sponsor uses as an assumed model for the composition of the total market. Relevant criteria employed by the Index sponsor include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of September 30, 2013 indicated in parentheses: Consumer Discretionary (12.5%); Consumer Staples (10.0%); Energy (10.5%); Financials (16.3%); Health Care (13.0%); Industrials (10.7%); Information Technology (17.9%); Materials (3.5%); Telecommunication Services (2.4%); and Utilities (3.2%). The Index sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

The Index sponsor calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While the Index sponsor currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that the Index sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the Index sponsor began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. The Index sponsor’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Market-Linked Step Up Notes	TS-8

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, the Index sponsor calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. The S&P 500® Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

Market-Linked Step Up Notes	TS-9

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

The following graph shows the historical performance of the S&P 500® Index in the period from January 2008 through September 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 28, 2013, the closing level of the S&P 500® Index was 1,762.11.

Historical Performance of the S&P 500® Index

This historical data on the S&P 500® Index is not necessarily indicative of the future performance of the S&P 500® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the S&P 500® Index during any period set forth above is not an indication that the level of the S&P 500® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the S&P 500® Index.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our subsidiary, MLPF&S. The S&P 500® Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general market performance. S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the S&P 500® Index is the licensing of the S&P 500® Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500® Index. It is possible that this trading activity will affect the value of the notes.

Market-Linked Step Up Notes	TS-10

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The Russell 2000® Index

All disclosures in this term sheet regarding the Russell 2000® Index have been derived from publicly available sources, which we have not independently verified. The information summarizes the current index methodology as published by Russell Investments (“Russell”) and may be changed by Russell at any time. Additional information on the Russell 2000® Index is available at the following website: http://www.russell.com. No information on that website is deemed to be included or incorporated by reference in this term sheet.

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Russell began dissemination of the Russell 2000® Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Russell 2000® Index. The Russell 2000® Index was set to 135 as of the close of business on December 31, 1986. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Russell 2000® Index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Comprising the Russell 2000® Index

All companies eligible for inclusion in the Russell 2000® Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Russell 2000® Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

An important criteria used to determine the list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the

Market-Linked Step Up Notes	TS-11

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

Companies with a total market capitalization of less than $30 million are not eligible for the Russell 2000® Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Russell 2000® Index. Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion.

Annual reconstitution is a process by which the Russell 2000® Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then existing market capitalizations of eligible companies. Reconstitution of the Russell 2000® Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Russell 2000® Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution. After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

The following graph shows the historical performance of the Russell 2000® Index in the period from January 2008 through September 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 28, 2013, the closing level of the Russell 2000® Index was 1,117.97.

Historical Performance of the Russell 2000® Index

This historical data on the Russell 2000® Index is not necessarily indicative of the future performance of the Russell 2000® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Russell 2000® Index during any period set forth above is not an indication that the level of the Russell 2000® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Russell 2000® Index.

Market-Linked Step Up Notes	TS-12

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Russell and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S and its affiliates, including us, in exchange for a fee, of the right to use indices owned and published by Russell in connection with some securities, including the notes. The license agreement provides that the following language must be stated in this term sheet:

“The notes are not sponsored, endorsed, sold, or promoted by Russell. Russell makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to MLPF&S and to us is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index, which is determined, composed, and calculated by Russell without regard to MLPF&S, us, or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing, or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Market-Linked Step Up Notes	TS-13

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the initial estimated value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the initial estimated value.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate is generally lower by an amount that we do not expect to exceed 0.50% per annum (equivalent to not more than $0.20 per unit). This generally relatively lower implied borrowing rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors — General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds” on page PS-15 of product supplement EQUITY INDICES SUN-1.

Market-Linked Step Up Notes	TS-14

Market-Linked Step Up Notes Linked to a Basket of U.S. Equity Indices, due November , 2017

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Basket.

•	Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 62 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

•	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-25 of product supplement EQUITY INDICES SUN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Market-Linked Step Up Notes	TS-15